Pyxis Tankers Inc.
59 K. Karamanli Street,
15125 Maroussi
Greece
VIA EDGAR
April 4, 2024
U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549

Re:	Pyxis Tankers Inc. (the “Company”)
Withdrawal of Rule 477 Application for Withdrawal Previously Made on Form RW (File No. 333-256167)

Ladies and Gentlemen:

We have determined that it is in the best interests of the Company and its shareholders that the registration withdrawal request filed on March 28, 2024 on Form RW (accession no. 0001493152-24-011744) (the “Original Form RW”) be withdrawn.
Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby request that the Original Form RW registration withdrawal request be withdrawn. The Company intends to file a Post-Effective Amendment to deregister shares that have not been sold under our Registration Statement on Form F-3 (File No. 333-256167).

Should you have any questions regarding this application for withdrawal, please contact the Company’s outside legal counsel, Keith J. Billotti of Seward & Kissel LLP, by telephone at (212) 574-1274.

Sincerely,

PYXIS TANKERS INC.

By:	/s/ Henry Williams
Name:	Henry Williams
Title:	Chief Financial Officer